Suite 3400

666 Burrard Street

Vancouver, BC

Canada, V6C 2X8

Telephone

(604) 696-3000

Facsimile

(604) 696-3001

VIA EDGAR

August 29, 2012

Ms. Tia Jenkins

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Goldcorp Inc.
Form 40-F for the Fiscal Year Ended December 31, 2011
Filed April 2, 2012
File No. 001-12970

Dear Ms. Jenkins:

Please accept this request for an extension to respond to your comment letter dated August 15th, 2012.

We are currently consulting with our auditors in order to ensure the completeness of our responses to these comments and are unable to finalize our responses within the timeframe provided. Therefore, we would propose to provide our written response to you on or before September 12th, 2012.

Should you have further questions, please address your letter to the undersigned.

Yours truly,

/s/ Lindsay Hall
Lindsay Hall
Executive Vice President and Chief Financial Officer

cc:	James Barron
Deloitte & Touche LLP